Suite 1400

700 – 2nd Street S.W.

Calgary, Alberta

Canada T2P 4V5

Telephone (403) 298-1000

Facsimile (403) 263-9193

www.gowlings.com

Jeffrey E. Dyck

Direct (403) 298-1052

jeffrey.dyck@gowlings.com

File No. A102060

August 15, 2005

VIA EMAIL -  IAN.KERR@SECCOM.AB.CA

Alberta Securities Commission

Suite 400, 300 - 5th Avenue S.W.

Calgary, AB  T2P 3C4

Attention:

 Ian Kerr

Dear Sirs:

Re:	MRRS Application of Enterra Energy Trust and Kingsbridge Capital Limited

This letter responds to the comments of the Alberta, British Columbia and Ontario Securities Commissions to the MRRS Application of Enterra Energy Trust and Kingsbridge Capital Limited.

General Overview

Many of the Commissions’ comments submitted are based on the differences between Enterra’s treatment of the equity line of credit and the treatment approved by the Alberta and Ontario Commissions in the Cell-Loc/Roseworth order.  Enterra did not structure its filing to be identical with that described in the Roseworth order because Enterra’s Trust Units are listed in both Canada on the Toronto Stock Exchange and in the United States on the Nasdaq National Market and because sales by Kingsbridge of Trust Units purchased pursuant to the equity line will be made in the United States.  Accordingly, Enterra must satisfy both the prospectus requirements of the Alberta Securities Act and the registration requirements of the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) as construed by the U.S. Securities and Exchange Commission (“SEC”).  The SEC’s treatment of equity lines differs from that set forth in the Roseworth order.  Unlike in Roseworth, the SEC requires the resale by a purchaser under an equity line to be pursuant to a registration statement and final prospectus.  However, for the Trust Units to be “free trading” they must be qualified in Alberta as well.

Thus, Enterra can not proceed in the manner of the Roseworth order and facilitate sales in the United States.  Rather, Enterra desires to file a shelf prospectus in Alberta, British Columbia, Saskatchewan and Ontario the (“Canadian Prospectus”) and a registration statement in the United States on Form F-10 under the U.S. Canada multijurisdictional disclosure system (“MJDS”), which shall include the Canadian Prospectus as modified in accordance with MJDS rules (the “U.S. Prospectus”) that will qualify the resale of the Trust Units under the securities laws of all relevant jurisdictions, while obtaining orders from the ASC, BCSC, SSC and OSC that give the ultimate purchasers of the Trust Units the same or better protection as were afforded by the Roseworth order.

We wish to provide the following responses to questions and comments regarding the captioned application.  We will repeat each question, in italics, and provide our response thereto.

Alberta:

1.

Who is the underwriter? Is Kingsbridge an underwriter in this scenario?

We are concerned, as in all equity line arrangements, that Kingsbridge falls into the definition of an “underwriter” under applicable securities legislation because it has a contractual arrangement to buy the Trust Units that it will distribute pursuant to the Secondary Offerings.  There will be no other underwriters involved in the issuance of the Trust Units to Kingsbridge or sale of the Trust Units by Kingsbridge.

2.

Why do they need relief from the 2 day withdrawal right?

As in the Roseworth precedent, the relief from the two day withdrawal right was requested to facilitate final sales through the facilities of an exchange.  In this case the NASDAQ National Market.  No relief was requested with respect to rescission rights which would apply against Kingsbridge (in Roseworth the rescission right against Roseworth was exempted). In addition, purchasers will have all of the rights and remedies of a purchaser of securities pursuant to a registration statement under the U.S. Securities Act.

3.

Why are the proposed conditions not similar to the precedent sited (Roseworth Group Ltd.)? (In this regard, see the OSC's comments below.)

The proposed conditions were not the same because of the secondary nature of the sale of Trust Units by Kingsbridge as required by the SEC.  We believed that the sale of the Trust Units only in the United States would make the Canadian regulators and the TSX less concerned with the restrictions.  With respect to the 10% limit in any twelve month period it was thought to be of little significance given the entire equity line only accounts for about 14% of Enterra’s presently outstanding units based on the discounted present trading prices (10.6% after Enterra’s acquisition of High Point is completed).  Enterra and Kingsbridge are prepared to include most of the additional conditions in Roseworth, being:

(a)

the number of trust units of Enterra under one or more equity lines of credit, including the present equity line agreement, in any 12 month period does not exceed 10% of the number of trust units of Enterra issued and outstanding as at the start of such period;

(b)

a copy of the draw down notice will be filed by Enterra with the Market Surveillance department of the TSX, and if requested to do so, with the Decision Makers;

(c)

immediately following the closing of a draw down, Enterra will issue a press release, (i) announcing the closing of a draw down; and (ii) stating that the U.S. Prospectus is available on the SEC’s EDGAR website;

(d)

neither Kingsbridge or its associates, affiliates and insiders will, during the term of the agreement, hold a short position of Trust Units, where for the purposes of determining the net position of Trust Units held by Kingsbridge on a trading day during a draw down pricing period, Kingsbridge will be deemed to own the Trust Units which it is required to purchase for that day pursuant to the applicable draw down notice, regardless of whether Kingsbridge has received delivery of such Trust Units; and

(e)

Kingsbridge will comply with the prospectus delivery requirements of the U.S. Securities Act and the rules and regulations of the SEC.

We note that Kingsbridge is prohibited by the equity line agreement from certain short sales and hedging activity.  See the response to Ontario question 4.

4.

Please explain the US prospectus delivery requirement in the decision document.

Currently, a final prospectus must be physically delivered to the purchaser before or concurrently with the written confirmation of the trade.  As a part of its reforms of the public offering process, the SEC has recently adopted Rules 172 and 173 and amendments to Rule 153 under the U.S. Securities Act, effective December 1, 2005.  New Rule 172 permits a transaction to be confirmed without physical delivery of a final prospectus if the final prospectus is timely filed and available on the SEC’s EDGAR website.  Rule 173 requires each underwriter, broker or dealer participating in a registered offering to send to its purchasers within two business days after completion of the sale either a copy of the final prospectus or a notice that the sale was made pursuant to a registration statement or in a transaction for which delivery of a final prospectus would have been required but for Rule 172.  An investor may request physical delivery of a final prospectus.  New Rule 153 states that for transactions taking place between brokers through a U.S. national stock exchange or Nasdaq, a broker will be deemed to satisfy its prospectus delivery requirements if the prospectus is timely filed on the SEC’s EDGAR system and other conditions are satisfied.  However, Rule 173 continues to apply to the transaction between the broker and the underlying purchaser for whose account the transaction was effected.

5.

Why don't the Filers need relief in Manitoba, Quebec and New Brunswick if they are reporting issuers in those jurisdictions?

As the purchasers of the Secondary Offering will be outside Canada, relief was only required in the jurisdictions that Enterra chose to file the Canadian Prospectus for the purposes of other possible offerings.  For purposes of the Secondary Offerings we would only need to file the Canadian Prospectus in Alberta and obtain the relief in Alberta, otherwise we would need to take steps to ensure that the Trust Units did not come back to Alberta during the applicable hold period.

6.

What is the relationship between Kingsbridge  and Roseworth? Are they affiliated?

There is no relationship between Kingsbridge and Roseworth.  Kingsbridge does not know who Roseworth is.

7.

This draft decision needs to more closely follow the Cell-Loc Roseworth decision of 2002.

As discussed above, we will include some of the additional conditions which were in the Roseworth decision, however, because of the secondary nature of the Secondary Offerings there will still be certain differences.

British Columbia:

8.

Before we can decide whether we could recommend the relief we need a better explanation of the structure of the offering; the exact relief being requested and the policy reasons for granting the relief.

To the extent it was not clear in the application and draft decision document, we confirm the following.  The Secondary Offerings of Trust Units by Kingsbridge is one possible type of offering under the Canadian Prospectus.  Such Secondary Offerings will be made in the United States pursuant to an F-10 registration statement which will include the U.S. Prospectus.  The Trust Units to be issued to Kingsbridge on a draw down will not be issued pursuant to the Canadian Prospectus, but rather will be issued pursuant to the accredited investor exemption in MI 45-103.  In the event that Kingsbridge wishes, in the future, to sell Trust Units in Canada, an additional MRRS application would have to be made to use the Canadian Prospectus for sales in Canada.  We believe the relief is accurately stated in the application and draft decision document, subject to the changes and qualifications referred to elsewhere in this letter and the revised draft decision document.

The policy reason for considering and granting relief in respect to equity lines is overall one of balancing the needs of issuers with those of investors in your market, as was stated by Iva Vranic, Manager, Corporate Finance Branch of the OSC in her address at the October 10, 2002 Dialogue with the OSC.  We have attached a copy of such remarks.  She also stated:

“While we require the equity line purchaser to be identified as an underwriter to ensure that statutory rights flow through to the ultimate purchaser, we regard the equity line as a passive form of underwriting.  Consequently, we do not believe it is necessary to regulate the equity line purchaser in the same manner as a conventional underwriter.  For this reason, we support exempting the equity line purchaser from certain requirements ordinarily applicable to an underwriter.  Specifically, the requirements to be registered, to certify the prospectus and to deliver the prospectus.”

We note it was stated in our application that our proposed structure as Secondary Offerings actually provides greater protection to the ultimate purchasers than in the typical equity line referred to in Iva Vranic's remarks.  Kingsbridge will have liability as a seller (rather than liability merely passing through to the issuer) for misrepresentations in the U.S. Prospectus.  They will also have liability as an underwriter under United States federal securities laws and the U.S. Prospectus will so state.

A further policy reason for considering and granting relief in the present case is that the relief would be consistent with the operation of MJDS.  For example, Section 3.1 of ASC Rule 71-801 (Implementing the Multijurisdictional Disclosure System) provides an exemption from an underwriter's certificate in a prospectus filed by an issuer in Alberta in respect of securities that are offered and sold only in the United States.

9.

It's unclear why Kingsbridge needs to qualify the sale to the third parties. If the securities are distributed under the prospectus to Kingsbridge, then why is the re-sale of those securities also a distribution requiring qualification? Is it because Kingsbridge will be a control person? Or is Kingsbridge really acting as intermediary, like an underwriter purchasing as principal? If Kingsbridge is really acting as an underwriter, then we would need further arguments to explain why it is appropriate to grant a registration exemption.

As stated above, the Trust Units are not being issued to Kingsbridge pursuant to the Canadian Prospectus.  United States federal securities laws require that the sale by Kingsbridge be covered by the Registration Statement and the U.S. Prospectus.  Please see the answer to the prior question respecting arguments for granting the relief requested.

10.

Who is the underwriter for whom they are seeking the exemption from the certificate requirement? We only require an underwriters' certificate if there is an underwriter in a contractual relationship. If there is no underwriter, then no certificate is required and relief isn't necessary. If Kingsbridge meets the definition of underwriter for the purpose of the certificate requirement, the application should be clear about why.

Because Kingsbridge is in a contractual relationship to buy the Trust Units it intends to distribute pursuant to the Canadian Prospectus we believe the relief from the certificate requirement is necessary.  We have made it more clear in the draft decision document that the relief requested in respect to the certificate only relates to Kingsbridge and the Secondary Offerings. There are no other underwriters presently in a contractual relationship with Enterra for any other offerings that might be done under the shelf prospectus.

11.

How would a purchaser be able to exercise its statutory rights against a BVI domiciled corporation? Will Kingsbridge submit to the jurisdiction of Canadian courts? Does it have any assets in Canada?

Enterra will file a consent to service of process in the United States.  Kingsbridge does not have any assets in Canada or the United States so any judgement against them would have to be enforced in jurisdictions where they have assets.  Kingsbridge is not contemplating submitting to any Canadian jurisdiction.  Enterra will be liable under Section 11 of the U.S. Securities Act as the issuer of the securities for any misstatement or omission of material fact in the Registration Statement.

12.

The application does not explain why they have requested relief from the two day withdrawal right. The applicant should provide arguments in support of this and also explain if it proposes to grant any other right to purchasers instead.

See our response to Alberta question 2.

13.

The Roseworth Group Ltd. decision (referred to in the application) provided First Purchasers with certain rights and contained a number of conditions. Why did the applicant not include similar conditions in its draft decision document?

The differences are primary as discussed elsewhere in this letter as they relate to the secondary offering nature of the purposed transactions rather than primary offering as in Roseworth and the cross border nature of the offering.  As discussed elsewhere, the applicants are prepared to accept many of the conditions that were in Roseworth.

Ontario:

14.

The title of the decision document should be amended to (?) In the Matter of Enterra Energy Trust and In the Matter of Kingsbridge Capital Limited (since both the issuer and the equity line purchaser require relief). Also the representations need to be from both Enterra and Kingsbridge. (Either both Filers should make all of the reps, or the decision document should be redrafted a la the Cell-Loc decision so that part of the reps come from the issuer and part from the purchaser).

We have changed the title in the draft decision document and made it clear which representations are made by Enterra, Kingsbridge or jointly.

15.

The form of decision document (and in particular the conditions of relief) differs in a number of important respects from the Cell-Loc/Roseworth order. The conditions in that order were arrived at after extensive negotiations with the filers, CSA staff, TSX staff and OSC Capital Markets staff. I question whether we would be prepared to recommend relief on different terms and conditions at this time.

Accordingly, the operative portion of the decision document should be revised to be consistent with the Cell-Loc Order as follows:

7.1 -

10% restriction on the number of securities that may be distributed under an equity line facility (note this restriction is based on the restriction in s. 9.1 of 44-102);

7.11 -

Copy of draw down notice to TSX and, if requested, the Decision Makers;

7.12 -

Press release following settlement and advising “first purchasers” of where they can obtain a prospectus and their rights as first purchasers;

7.1.3-

Restrictions on solicitation, etc.

7.1.4 -

Undertaking re: disclosure to the Decision Makers of Kingsway and affiliates trading and hedging activities.

As discussed elsewhere in this letter we agree to and have revised the decision document, including the representations, to include some of the same conditions as Roseworth and still recognise the difference between the structures (i.e. use of secondary offering versus primary offering and the cross border aspect).

16.

Please include corresponding representations as follows from the Cell-Loc Order:

4.5.7 -

Press release following settlement and advising? first purchasers? of where they can obtain a prospectus and their rights as first purchasers)

4.5.8 -

Copy of draw down notice to TSX and, if requested, the Decision Makers.

4.7 -

Reference to the 10% restriction on number of securities that may be distributed under an equity line facility.

4.9 -

Undertaking by Kingsbridge to the TSX and the Decision Makers.

4.12 to 4.14 inclusive (see next comment)

We have included the first three items, as discussed, elsewhere in this letter.

17.

It is not clear from the decision document whether the term Secondary Offerings is intended to include (i) re-sales of securities that are distributed by Enterra to Kingsbridge pursuant to a draw down and then resold by Kingsbridge after settlement and (ii) short sales and sales out of existing holdings by Kingsbridge during the 20-day pricing period. The decision document and the short form prospectus need to make clear that prospectus rights as against the issuer are preserved for purchasers in this latter category also. This is important because we understand that the Kingsbridge purchases will be largely financed through such hedging transactions. The “re-sales”, we understand, will in many cases consist of Kingsbridge delivering securities to another dealer to close out borrowings of shares. Accordingly, please revise the decision document to include provisions similar to 4.12, 4.13 and 4.14 of the Cell-Loc Order.

Kingsbridge and its affiliates are prohibited from entering into hedging transactions or engaging in short selling with respect to the Trust Units.  Kingsbridge may, however, sell the Trust Units to be purchased with respect to each trading day during a draw down period once the purchase price and number of Trust Units for such trading day have been determined, even though such determination will occur up to five trading days before Kingsbridge is required to settle such purchase of Trust Units.  If Kingsbridge elects to make these permitted sales, it will settle these sale positions after it receives the Trust Units from Enterra in accordance with Kingsbridge’s agreements with its resale brokers.  We note that there was an incorrect representation in the application respecting hedging.

18.

Paragraph 5.18 currently states that:

“Kingsbridge is seeking an exemption from the Prospectus Delivery Requirement on its own behalf and on behalf of dealers through which it sells the Trust Units in the United States pursuant to the Registration Statement because it will be required to comply with the prospectus delivery requirement applicable to sales of securities under the Registration Statement in the United States”

Please explain briefly the US prospectus delivery requirement in the decision document. We understand that there is a concept of “constructive deliver” in the US and that the delivery requirement is satisfied through filing the prospectus with the exchange. This should be explained.

Kingsbridge will be required to comply with the U.S. prospectus delivery requirements described in the answer to Alberta’s question 4.

19.

Please include a representation in the decision document similar to that in paragraph 3.2 of the application letter:

Kingsbridge will have liability as a selling shareholder for misrepresentations in the Canadian Prospectus. Kingsbridge will also have liability as an underwriter under section 11 of the US Securities Act of 1933 (and under the Legislation) and the U.S. Prospectus will so state???

We have revised the decision document to contain the representation with respect to liability under the U.S. Securities Act.  We have not added “(and under the Legislation)” as that is not the case.  Kingsbridge will have liability under the Legislation as a selling securityholder.

20.

We assume that the trust Purchase Agreement dated April 22, 2005 is a material contract (just as any conventional underwriting agreement would be a material contract) and has been filed as a material contract. If this is not the case, please explain why this contract should not be considered a material contract.

The agreement was filed on SEDAR on July 7, 2005 and an amendment was filed on July 14, 2005.

21.

Please provide us with draft of the disclosure to be included in the short form prospectus describing the equity line and describing purchasers rights under the equity line. For an example of such disclosure, please refer to the Cell-Loc prospectus dated May 14, 2002. The prospectus can be found at the following link:

http://www.sedar.com/csfsprod/data31/filings/00361553/00000021/C%3A%5CSEDAR%5C Guides%5CFinal.pdf (Please note that Cell-Loc has changes its name to Capitol Energy Resources Inc.)

The preliminary prospectus has been filed and may be reviewed on SEDAR.  It contains extensive disclosure concerning the equity line.

22.

Do the Filers need relief in Manitoba, Quebec and New Brunswick? In fact, given that Kingsbridge may finance its purchases through re-sales/short sales over the TSX, which re-sales/short sales may be made to purchasers in any jurisdiction, would it not be prudent/necessary to seek relief in all jurisdictions?

Relief is only required where the prospectus has been filed. No sales are contemplated over the TSX or in Canada at this time.  See answer to Alberta question 5.

23.

Is Kingsbridge in any way affiliated with Roseworth?

See answer to Alberta question 6.

We trust the foregoing is satisfactory.

Yours truly,

GOWLING LAFLEUR HENDERSON LLP

SIGNED “Jeffrey E. Dyck”

Jeffrey E. Dyck

CAL_LAW\ 1150620\3